Mail Stop 3561

September 13, 2007

By Facsimile and U.S. Mail

Robert B. McGehee
Chief Executive Officer
Progress Energy, Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

> **Re:** **Progress Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-15929**
>
> **Carolina Power & Light Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-03382**
>
> **Florida Power Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-03274**

Dear Mr. McGehee:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to either Carolina Power & Light Company or Florida Power Corporation. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

3. Divestitures, page 138

C. CCO-DeSoto and Rowan Generation Facilities, page 140

2.   Please tell us the significance of the capacity and service contracts that are part of the CCO disposal strategy. We refer you to the disclosure on page 205. In this regard please tell us if the contracts constitute significant continuing involvement in the operations of the disposed entity as the term is described in paragraph 42 of SFAS No. 144. Furthermore please tell us how this was considered when you reported the component as a discontinued operation.

E. Dixie Fuels and Other Fuels Business, page 141

3.   Please also tell us if the long-term contracts between Dixie Fuels and PEF constitute significant continuing involvement and how this was considered when you also reported this component as a discontinued operation.

4.   We note the allocation of interest expense to discontinued operations. In this regard, we assume you only allocated interest on corporate level debt which could not be directly attributed to other operations of the enterprise pursuant to the requirements of EITF Issue No. 87-24. Please show us the calculations used to support the interest allocations for the past three years. As a final note, to the extent interest allocations of discontinued operations affected interest expense of continuing operations, this should be analyzed in management's discussion and analysis of interest expense. In this regard, the utilization of proceeds from the dispositions to pay down debt, as in the case of your gas business, should also be addressed in the discussion to the extent it impacts interest expense. Please advise.

16. Benefit Plans, page 182

5.   Please provide to us a detailed regulatory assessment with respect to the implementation of SFAS No. 158. Explain to us how you have historically recovered pension and OPEB costs for each of your rate-regulated subsidiaries. In this regard, please also explain to us how you concluded the probable of recovery threshold has been met pursuant to SFAS No. 71 with respect to any asset recorded due to adoption of Statement No. 158.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Robert B. McGehee
Progress Energy, Inc.
September 13, 2007
Page 4

       You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, Robert Babula at (202) 551-3339, or me at (202) 551-3841 if you have any questions regarding the comments.

                        Sincerely,

                        Michael Moran
                        Accounting Branch Chief